VIA EDGAR
May 31, 2023
U. S. Securities and Exchange Commission
Division of Corporation Finance
Office of Technology
100 F Street, N.E.
Washington, D.C. 20549
Attention: Stephen Krikorian and Becky Chow
Re:     Magnite, Inc.
Form 10-K filed on February 22, 2023
File No. 001-36384
Dear Mr. Krikorian and Ms. Chow:
This letter responds to the comment of the staff (the “Staff”) of the Securities and Exchange Commission’s (the “SEC”) Division of Corporation Finance contained in the Staff’s letter addressed to David Day, Chief Financial Officer of Magnite, Inc. (the “Company”), dated May 5, 2023, regarding the above-referenced filing. For your convenience, we have repeated the Staff’s comment before the Company’s response below.
Form 10-K filed on February 22, 2023

Management’s Discussion and Analysis of Financial Condition and Results of Operations
Key Operating and Financial Performance Metrics, page 50
1.Your non-GAAP performance measure labeled as “Revenue ex-TAC” suggests that the comparable GAAP measure is revenue, however, gross profit is the comparable GAAP measure. Please consider revising the name of your “Revenue ex-TAC” measure to reflect its nature as being more akin to gross profit. We refer you to Question 100.5 of the Compliance & Disclosure Interpretations on Non-GAAP Measures.
The Company respectfully acknowledges the Staff’s comment. In future SEC filings, beginning with the Company’s Quarterly Report on Form 10-Q for the period ended June 30, 2023, to the extent applicable, the Company will revise the name of its non-GAAP performance measure previously labeled as “Revenue ex-TAC” to “Contribution ex-TAC.”
Please do not hesitate to call me at (212) 243-2769 if you have any questions or would like any additional information regarding this matter.
Sincerely,
/s/ David Day
David Day
Chief Financial Officer
Magnite • 1250 Broadway, 15th Floor, New York, NY 10001 • (212) 243-2769

cc    Aaron Saltz, Chief Legal Officer, Magnite, Inc.
Brian Gephart, Chief Accounting Officer, Magnite, Inc.
Stewart L. McDowell, Partner, Gibson, Dunn & Crutcher LLP
Mike Titera, Partner, Gibson, Dunn & Crutcher LLP

Magnite • 1250 Broadway, 15th Floor, New York, NY 10001 • (212) 243-2769